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              THIS DOCUMENT IS A CONFIRMING COPY OF
              THE SCHEDULE 13D FILED ON MAY 9, 1996


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:   *

Name of Issuer:  Diamond Offshore Drilling, Inc.

Title of Class of Securities: Common Stock, par value $.01 per share

CUSIP Number: 252 71C 102

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

  Gary J. Wolfe, Esq., Seward & Kissel, One Battery Park Plaza,
                New York, NY 10004; (212) 574-1200

     (Date of Event which Requires Filing of this Statement)

                         April 29, 1996

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following line if a fee is being paid with this statement X . (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18



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of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 252 71C 102

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Forvaltnings AB Ratos

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         OO

5.  Check box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Sweden

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         3,667,207

8.  Shared Voting Power:


9.  Sole Dispositive Power:

         3,667,207

10. Shared Dispositive Power:


11. Aggregate Amount Beneficially Owned by Each Reporting Person

         3,667,207

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares





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13. Percent of Class Represented by Amount in Row (11)

         5.4%

14. Type of Reporting Person

         CO




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Item 1.  Security and Issuer

The name of the issuer is Diamond Offshore Drilling, Inc.
("Diamond"), a Delaware corporation with its principal executive offices located at 15415 Katy Freeway, Suite 400, Houston, Texas
77094.  This statement relates to the common stock, par value
$.01 per share ("Diamond Common Stock") of the issuer.

Item 2.  Identity and Background

The corporation filing this statement is Forvaltnings AB Ratos ("Ratos"), a corporation organized under the laws of Sweden, with its principal offices at Drottninggatan 2, Box 1661, S-111 96, Stockholm. Ratos is a Swedish investment company. The following lists the officers and directors of Ratos, all of whom are Swedish citizens:

Directors

Sven Soderberg
Chairman
P.O. Box 1661
S-111 96 Stockholm, Sweden

Erik Soderberg
Deputy Chairman
P.O. Box 1661
S-111 96 Stockholm, Sweden

Lars Bern
Chairman of Det Naturliga Steget Miljoinstitut AB
P.O. Box 1661
S-111 96 Stockholm, Sweden

Goran Grosskopf
Director of Ratos
P.O. Box 1661
S-111 96 Stockholm, Sweden

Harry Faulkner
Former President and CEO of Alfa-Laval
P.O. Box 1661
S-111 96 Stockholm, Sweden

Urban Jansson
President of Ratos
P.O. Box 1661
S-111 96 Stockholm, Sweden




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Ulf Laurin
Chairman of the Swedish employers confederation
P.O. Box 1661
S-111 96 Stockholm, Sweden

Jan Soderberg
P.O. Box 1661
S-111 96 Stockholm, Sweden

Olof Stenhammar
President of OM-gruppen
P.O. Box 1661
S-111 96 Stockholm, Sweden

Officers

Urban Jansson
President
P.O. Box 1661
S-111 96 Stockholm, Sweden

Thomas Mossberg
Executive Vice President
P.O. Box 1661
S-111 96 Stockholm, Sweden

Hans Ekelund
Controller
P.O. Box 1661
S-111 96 Stockholm, Sweden

Fredrik Sandelin
Finance Director
P.O. Box 1661
S-111 96 Stockholm, Sweden

Olle Isberg
Manager of Stock Portfolio
P.O. Box 1661
S-111 96 Stockholm, Sweden

Neither Ratos nor any of its officers or directors listed above has been the subject of or convicted in a criminal proceeding in the last five years, nor have any of them been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction which resulted in an adverse judgment, decree or final order concerning any federal, state or similar foreign securities law violations.




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Item 3.  Source and Amount of Funds or Other Consideration

Ratos acquired its 3,667,207 shares of Diamond Common Stock described in Item 5 upon the consummation of the amalgamation of Arethusa (Off-shore) Limited, a Bermuda company ("Arethusa"), into Diamond, on April 29, 1996 (the "Merger"). As part of the Merger, each Arethusa shareholder of record received .88 shares of Diamond Common Stock. Immediately prior to the consummation of the Merger, Ratos owned 4,167,281 common shares of Arethusa.

Item 4.  Purpose of Transaction

Ratos has not acquired its Diamond Common Stock with a view toward acquiring a controlling interest in Diamond. Ratos acquired its shares of Diamond Common Stock upon the consummation of the Merger. Ratos had entered into a shareholders' agreement with respect to its common shares in Arethusa (the "Arethusa Shareholders' Agreement") with Alphee S.A. ("Alphee"), Diamond, Diamond Offshore (USA) Inc., a Delaware corporation and direct wholly-owned subsidiary of Diamond ("Diamond USA"), and AO Acquisition Limited, a Bermuda company and direct wholly-owned subsidiary of Diamond USA. Pursuant to the Arethusa Shareholders' Agreement, Diamond caused a Registration Statement (file no. 333-2680) (the "Registration Statement") to be filed with the Securities and Exchange Commission ("SEC") covering, inter alia, the resale of the shares of Diamond Common Stock to be held by Ratos and Alphee upon the consummation of the Merger and naming Ratos and Alphee therein as selling shareholders. A copy of the Arethusa Shareholder's Agreement is annexed as
Exhibit 10.5 to the Registration Statement. By joint notice dated April 29, 1996, Ratos and Alphee gave notice to Diamond that they intend to offer 3,617,207 and 4,658,248 shares of Diamond Offshore Common Stock, respectively, inclusive of overallotment options, in an underwritten offering to be lead managed by Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Offering"). A prospectus supplement has been filed with the SEC with respect to the Offering. Ratos and Alphee reserve the right to modify or withdraw the Offering of their respective shares of Diamond Offshore Common Stock at any time.

Except as set forth above, Ratos does not have any plans or proposals that would relate to or result in any of the actions set forth in the instruction for Item 4(a)-(j).

Ratos may from time to time acquire additional Diamond Common
Stock for investment purposes or otherwise.

Item 5.  Interest in Securities of the Issuer



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Ratos acquired 3,667,207 shares of Diamond Common Stock on April
29, 1996 upon the consummation of the merger. The Shares represent 5.4% of the outstanding Diamond Common Stock based on the information contained in the Registration Statement.

No person listed in Item 2 other than Ratos owns shares of Diamond Common Stock.

Ratos has not sold any shares of Diamond Common Stock since having acquired them. To Ratos' best knowledge, no transactions in shares of Diamond Common Stock were effected by any other person listed in Item 2 during the last 60 days.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

As stated in Item 4 above, Ratos is party to the Arethusa
Shareholders' Agreement, pursuant to which Diamond has filed the Registration Statement with the SEC covering the resale of Ratos' shares of Diamond Common Stock. A copy of the Arethusa
Shareholders' Agreement is annexed as Exhibit 10.5 to the Registration Statement.

Other than the Arethusa Shareholders' Agreement and as contemplated by the Offering, Ratos is not a party to any contracts, arrangements, or understandings, and has entered into no relationships, concerning the securities of Diamond. By virtue of the Arethusa Shareholders' Agreement, Ratos and Alphee may be deemed to be members of a "group," as such term is used in Rule 13d-5, but Ratos disclaims membership in a group with Alphee S.A. for purposes of their beneficial ownership of any shares of Diamond Common Stock.

To Ratos' best knowledge, no other contracts, arrangements, understandings or relationships with respect to the shares of Diamond Common Stock exist between the other persons listed in
Item 2.

Item 7. Exhibits.

A copy of the Arethusa Shareholders' Agreement is annexed as
Exhibit 10.5 to the Registration Statement.



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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and accurate.



                                  FORVALTNINGS AB RATOS


                                  By:     /s/ Gary J. Wolfe
Date:  May 8, 1996                  Name:  Gary J. Wolfe
                                    Title: Attorney-in-Fact







































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